[HILB ROGAL & HOBBS LETTERHEAD]

February 26, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jim B. Rosenberg

Senior Assistant Chief Accountant

RE:	Hilb Rogal & Hobbs Company

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 10, 2006

File Number: 000-15981

Dear Mr. Rosenberg:

Hilb Rogal & Hobbs Company (“Company”) filed a response letter on December 29, 2006 with the Securities and Exchange Commission (“Commission”). After further investigation subsequent to the filing, the Company modified its position regarding item 1 as the Company determined that it made an error in its determination of the chief operating decision maker in 2004 and 2005. As a result, the Company incorrectly concluded for 2004 and 2005 that its individual profit centers represented SFAS 131 paragraph 10 operating segments (a conclusion which was documented in the Company’s December 29, 2006 response letter and alluded to in the September 29, 2006 response letter). Therefore, the previous December 29, 2006 response letter should be disregarded. The Company’s position regarding item 2 in the December 29, 2006 letter has not changed and has been repeated in this letter in order to provide a complete response to the staff’s comments. In addition, the Company is reassessing its evaluation of impairment under SFAS 142 as noted later in this letter.

This letter is in response to the conference call held on October 27, 2006 with Vanessa Robertson of the Commission. In the call, Ms. Robertson provided additional comments concerning the response letter filed on September 29, 2006 by the Company. For your convenience, we have included the staff’s comments in this letter with the Company’s response following each staff comment.

In connection with its response to the staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Business

Overview, page 1

1.	We note your response to Comment 1. Please provide us with an analysis related to the aggregation criteria of SFAS 131 that supports your conclusion to include all of the profit centers in one reportable segment along with proposed disclosure that would clarify the profit centers as reportable segments and the aggregation of those segments. Also, provide to us revised disclosure that clarifies the roles of the regions in your operations. In addition, we continue to maintain that the disclosure by major lines of business is important. Please provide to us proposed disclosure that includes this information.

Response: SFAS 131 Operating Segments – The Company has reexamined its assessment of SFAS 131 operating segments focusing on several aspects including the definition of the chief operating decision maker (“CODM”). In its review, the Company considered additional evidence, held further discussions with key management personnel, and reassessed the conclusions provided in its September 29, 2006 response letter. Subsequently, the Company determined that it made an error in its determination of the CODM in 2004 and 2005 resulting in the incorrect conclusion that its individual profit centers represented paragraph 10 operating segments. As a result, the Company incorrectly presented a single reportable segment in the 2004 and 2005 Annual Reports on Form 10-K. This conclusion was documented in the Company’s December 29, 2006 response letter and alluded to in the September 29, 2006 response letter. The Company still maintains the position that the regional operating units are not paragraph 10 operating segments (as noted in its September 29, 2006 letter).

The following discussion provides detail of the Company’s conclusion that, beginning in 2004, both Domestic Retail and Excess and Surplus are paragraph 10 operating segments and should be disclosed as reportable segments. These operating segments are described more fully below. For periods prior to 2004, the Company concluded that the management process was different and resulted in lower level operating segments which is consistent with the Company’s response letters dated September 29 and December 29, 2006. The Company believes that it appropriately identified these operating segments which were aggregated into a single reportable segment for the periods prior to 2004.

2004 through 2006 Operating Segment Assessment – The Company’s assessment of SFAS 131 paragraph 10 resulted in identification of Domestic Retail and Excess and Surplus as operating segments for 2004, 2005 and 2006. These operating segments also represent reportable segments for these years. The few remaining profit centers were identified as paragraph 10 operating segments, but none of these operating segments are a reportable segment based upon the paragraph 18 quantitative thresholds. Therefore, the Company has combined these as an “Other” category in accordance with paragraph 21.

The Domestic Retail segment consists of (i) six United States regional operating units which oversee individual profit centers (referenced as the “Retail Profit Centers”) and (ii) coordinated national resources providing marketing and specialized industry or product expertise. The Retail Profit Centers have a focus towards property and casualty, employee benefits and personal lines business and represent more than 60 profit centers in each year. In addition, an individual Retail Profit Center may have clients that extend beyond the geographic boundaries of its respective regional operating unit. The coordinated national resources are available to the Retail Profit Centers as needed, without regard to geographic boundaries, to further enhance service capacity to larger and more complex clients. These national resources supplement the Retail Profit Centers with specialized skills in complex risk areas such as aviation, complex property, marine, executive risk, construction and environmental. By managing and coordinating complementary resources, the Domestic Retail segment enables each Retail Profit Center to address a broader spectrum of client needs and respond more quickly and expertly than each could do on a stand-alone basis.

The Excess and Surplus segment represents six or seven individual profit centers in each year with a focus on excess and surplus lines insurance. Given its size, Excess and Surplus does not use a regional structure.

The remaining profit centers in the Other category are primarily focused on reinsurance and specialty programs and include international profit centers.

The following addresses the three characteristics of an operating segment as defined by paragraph 10:

•	The component engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

The Domestic Retail and Excess and Surplus segments engage in business activities from which the segments earn revenues and incur expenses. Each segment’s individual profit centers are the primary source for these revenues and expenses.

•	Discrete financial information is available for the component.

The Company has discrete financial information for these segments. On a monthly basis, the Company generates financial reports at varying levels within the Company including these segments, the regional operating units and the individual profit centers. Overall, these reports are provided to various levels of management. These reports are discussed more fully below.

•	The component’s operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

CODM Determination

As previously noted, management did not properly identify a change in the Company’s segments which occurred in 2004. The key drivers in this change were top executive appointments that occurred during 2003. Exhibit A provides a timeline of certain key events during these years. Martin L. Vaughan has been the Company’s chief executive officer (“CEO”) since May 2003 and is the Company’s CODM. Prior to May 2003, Mr. Vaughan was the chief operating officer (“COO”) and CODM of the Company as well. In 2004 and 2005, management incorrectly identified both Mr. Vaughan and the COO/President as the CODM. A key factor in identifying Mr. Vaughan alone, as the CODM, is his overriding authority in making Company and segment level decisions. Since becoming CEO, Mr. Vaughan has relied on segment managers to manage both the Domestic Retail and Excess and Surplus segments.

The Domestic Retail segment manager reports directly to Mr. Vaughan and oversees the regional operating units, Retail Profit Centers and national resource groups. The Company’s current President has been the segment manager since he was appointed as President in October 2005. Prior to this, the former COO and President was the segment manager beginning in August 2003 and through May 2005 when he resigned. Neither of these individuals have or had any responsibility for the Excess and Surplus segment or the Other category profit centers.

The Excess and Surplus segment manager reports directly to Mr. Vaughan and oversees the individual profit centers. Mr. Vaughan is the segment manager for the Other category profit centers. The presidents of the Other category profit centers report directly to Mr. Vaughan.

Each segment manager has the primary responsibility for the assessment and resource allocation decisions that occur at lower levels within each respective segment.

Resource Allocations

For resource management, the CODM focuses heavily on personnel and facility resources due to the Company’s service-oriented business. Other key resource points for the CODM include acquisitions and national support capabilities. The CODM manages resources under the guidelines of the Company’s five-year strategic plan. The primary tool for managing resources is the annual budget process. To start the budget process, the CODM determines several key factors such as salary rate increases, benefit plan changes and large strategic company-wide information technology programs.

For Domestic Retail and Excess and Surplus, the annual budget process works by each profit center preparing an individual budget. Subsequently, these profit center budgets are accumulated either directly or through regions into a segment’s budget. The segment managers approve these budgets after detailed review and revision with either regional directors or profit center presidents. The CODM reviews the Domestic Retail budget with the Domestic Retail segment manager. For Excess and Surplus, the CODM reviews the profit center budgets with the Excess and Surplus segment manager. For the Other category profit centers, the CODM reviews the profit center budgets with the profit center presidents. In these meetings, the CODM makes the necessary significant resource allocation decisions, particularly those related to personnel (such as headcount levels and compensation structure).

After budgets are approved, the Company monitors actual-to-budget performance at all levels. The CODM monitors Company and segment performance. Segment managers monitor the performance of their segments as well as the components of their respective segment. In addition, the CODM will continue to make key segment level resource allocation decisions as these arise during the year.

Performance Monitoring

During the first two months of the quarter, the CODM relies on the segment managers and chief financial officer (“CFO”) to inform him if there is a major issue with achieving a segment’s or the Company’s budgeted performance for the quarter. In these months, there are no formal monthly meetings to review the results of the Company or its segments. For the final month of a quarter, the CODM will receive updates from and have meetings or calls with the segment managers and/or CFO regarding the performance of the Company and/or segments.

After closing a month, the CODM, segment managers and CFO have access to the same financial reports. There are four key reports1 used by the CODM to monitor the performance of the Company and its segments. The following is a brief summary of these reports in the order they are received:

•	Total Company revenue summary for the month, quarter-to-date and year-to-date periods.

•	Total Company (single page) consolidated income statement with key ratios such as operating margin, tax rate, etc.

•	Profit and Loss reporting package – Actual and budget profit and loss statements at the Company, segment, region and profit center levels for the month, quarter-to-date and year-to-date periods.

•

Key Variance Report – Select financial information at the Company, segment and region levels. Examples include producer (i.e. sales people) headcount, new business, lost business, organic growth information, industry information about rates, etc.

Through the remainder of the month, other reports are produced relating to areas such as revenue production, margin analyses, profit center ranking, and operating metrics. It is important to note that not all of these reports are distributed to the CODM. Although the CODM receives reports that include information at levels below the segment level, the CODM’s primary use of these reports is for reference when addressing issues brought by the segment managers.

[1]	Over the years, certain reports have been created while others have changed in format and content as the Company’s reporting capability improves.

Conclusion

Based on the above analysis, the Company concluded that, beginning in 2004, both Domestic Retail and Excess and Surplus are paragraph 10 operating segments and should be disclosed as reportable segments. The Company is not aggregating any operating segments based on paragraphs 17 or 19. In considering paragraph 18 for reportable segment disclosure, the Company determined that Domestic Retail was the only segment in 2004, 2005 and 2006 that exceeded the 10% thresholds for disclosure. For these years, Domestic Retail accounts for approximately 80% or more of all operating segments for the three paragraph 18 measures. Domestic Retail also exceeded 75% of consolidated revenues for 2004, 2005 and 2006 which satisfies the requirements of paragraph 20 for identifying reportable segments. Regarding Excess and Surplus, the Company has elected to disclose it as a reportable segment based on its nature although it accounts for less than 10% of all operating segments.

The few remaining profit centers are identified as paragraph 10 operating segments, but none of these operating segments are a reportable segment based upon the paragraph 18 quantitative thresholds. Therefore, the Company combined these as an “Other” category in accordance with paragraph 21.

Based on this new conclusion, the Company believes that it is appropriate in 2006 (with all prior periods revised accordingly) to disclose the following in a segment footnote: Domestic Retail and Excess and Surplus as reportable segments and Other as an additional category.

In 2007, the Company expects to disclose an international reportable segment based upon its January 2007 acquisition of Glencairn Group Limited, an insurance and reinsurance broker group headquartered in England, which is expected to materially increase the Company’s foreign operations.

Proposed Segment Disclosure – The Company is drafting a new segment disclosure that will be presented in the 2006 Form 10-K. In its comments, the staff requested a proposed disclosure to clarify profit centers as reportable segments and the aggregation of those segments. The Company has not provided a disclosure proposal for the 2005 Form 10-K to address this request. Based on the new segment assessment, the Company does not believe that this disclosure proposal is appropriate given the difference in the previous and current segment conclusions.

Proposed Regional Operating Units Disclosure – Concerning the staff’s comment to clarify the roles of the regions in its operations, the Company has provided below a proposed disclosure for 2006 which represents a revision of the fourth paragraph in the “Overview” of Item 1 in the 2005 Form 10-K report.

* * * * * * *

The Company’s Domestic Retail segment consists of (i) six United States regional operating units which oversee offices and (ii) coordinated national resources providing marketing and specialized industry or product expertise. The segment’s focus includes risk areas such as property and casualty, employee benefits and personal lines. The coordinated national resources are available as needed to offices, without regard to geographic boundaries, to further enhance service capacity to larger and more complex clients. These national resources supplement the offices with specialized skills in claims management, loss control, and complex risk areas such as aviation, complex property, marine, executive risk, construction and environmental. The regional operating units provide certain administrative services including communication, leadership, management and coordination of resources among local offices, carrier relationship management, and financial supervision. The purpose of these regional services is to focus the resources and efforts of local offices on overall client service which includes account retention, new business production and more timely responses to client needs. By managing and coordinating complementary resources, the Domestic Retail segment enables each office to address a broader spectrum of client needs and respond more quickly and expertly than each could do on a stand-alone basis. The six U.S. regions are the Mid-Atlantic (Delaware, Maryland, Ohio, Pennsylvania, Tennessee and Virginia); Northeast (Connecticut, Maine, Massachusetts, New Hampshire, New Jersey and New York); Southeast (Alabama, Florida and Georgia); Central (Kansas, Oklahoma and Texas); West (Arizona, California, Colorado, Nevada, Oregon and Wyoming) and the Midwest (Illinois, Michigan, Nebraska and Wisconsin). At times, operations have been streamlined by merging multiple locations in the same city into a single profit center and converting smaller locations into sales offices of a larger profit center in the same region.

In addition, the Company has operating units specializing in excess and surplus lines brokerage (California, Florida, Illinois and Texas), MGA/MGU business (Connecticut and Vermont); and reinsurance brokerage (London, England).

* * * * * * *

Proposed Lines of Business Disclosure – Concerning the staff’s comment regarding major lines of business, the Company understands this to relate to the major lines of business noted in the staff’s previous letter to the Company. The Company has provided below a proposed disclosure to include with the segment information disclosure discussed above. This is to satisfy the requirements of paragraph 37 of SFAS 131.

* * * * * * *

Statement 131 requires disclosure of information about similar products and services. In 2005, the Company generated revenues in the following lines of business:

(in millions)	2005
Commercial property and casualty	$385.4
Employee benefits	136.8
Wholesale	61.2
Personal lines	48.4
Other	42.1

Consolidated total	$673.9

* * * * * * *

Consideration of SFAS 142, Goodwill and Other Intangible Assets – In preparing its response, the Company is working to complete a reevaluation of its impairment review under SFAS 142. On February 21, 2007, the Company filed a Current Report on Form 8-K disclosing (i) the conclusion of a material impairment in 2003 relating to intangible assets, primarily goodwill and (ii) the need to restate prior period financial statements to reflect this impairment. As this reevaluation is finalized, the Company intends to provide telephonic updates to the Commission in order to facilitate a filing by March 16, 2007 of the Company’s 2006 Annual Report on Form 10-K.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 5

2.	We note your response to Comment 2 and the support for why the column “Less than 1 year” in the table of contractual obligation reflects earlier payment dates as compared to the maturities presented in note D. However, please explain to us why the remaining columns in the contractual obligations table do not agree to the maturities in note D. For example, explain how the $53 million in 2009, disclosed in note D, is reflected in the contractual obligation table. Also, include a note that explains the factors that resulted in the differences between the two discussions.

Response: In the Company’s response letter dated September 29, 2006, the Company indicated concerning note D that it prepared the disclosure of maturities of long-term debt in accordance with SFAS 6, Classification of Short-term Obligations Expected to be Refinanced. The Company prepared the table of contractual obligations based upon the scheduled contractual payment dates of long-term debt. As a result, the table of contractual obligations reflects earlier payment dates as compared to the maturities presented in note D.

The Company applied the SFAS 6 guidance for the note D disclosure to the term loan maturities in all years prior to termination of the revolving credit facility based on the Company’s intent and ability to refinance these obligations on a long-term basis under the revolving credit facility. The revolving credit facility had a maturity in 2009. As a result, the table of contractual obligations differs from the note D maturities for 2006, 2007, 2008 and 2009 due to classification of the term loan maturities in these years as 2009 maturities in note D. Concerning the 2009 disclosure in note D, the Company considered the $36.0 million of term loan maturities scheduled for payment prior to 2009 as 2009 maturities. For note D, excluding the $36.0 million of term loan maturities from the 2009 disclosed maturities of $53.0 million results in $17.0 million of maturities. For the revised table of contractual obligations provided in the Company’s September 29, 2006 response letter, the “3-4 years” long-term debt amount is $30.7 million consisting of $17.0 million of debt payments and $13.7 million of interest payments. This $17.0 million of debt payments is the same $17.0 million identified above for the note D 2009 maturities.

Following is a revised table of contractual obligations that reflects the table provided in the Company’s September 29, 2006 response letter with an additional revision to explain the factors that resulted in the differences between the table and note D.

The Company has the following future payments related to contractual obligations as of December 31, 2005:

Payments due by Period

(in millions) Contractual Obligations	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	After 4 years
Long-term debt (1) (2)	$350.7	$38.8	$35.8	$30.2	$30.7	$215.2
Operating leases	115.8	26.8	23.7	18.4	13.9	33.0
Other long-term liabilities	32.2	2.4	4.5	6.1	3.9	15.3
Regulatory settlement	10.0	—	10.0	—	—	—

Total obligations	$508.7	$68.0	$74.0	$54.7	$48.5	$263.5

(1)	Long-term debt includes estimated interest payments related to long-term debt and interest rate swaps that have been designated as cash flow hedges under SFAS 133. As of December 31, 2005, the Company had variable rate debt of $198.0 million and $45.0 million with rates of 6.8% and 6.3%, respectively. The Company estimated interest payments for variable rate debt using the effective interest rates as of December 31, 2005. As of December 31, 2005, the Company had interest rate swaps with a total notional amount of $100.0 million.
(2)	Long-term debt reflects debt payments based upon their contractual payment dates. The schedule of these payments for purposes of the table differs from the maturities disclosed in the Company’s notes to consolidated financial statements. As disclosed in the notes to consolidated financial statements, the Company has classified term loans included in the credit facility as maturing in a later period based upon the Company’s intent and ability to refinance this obligation on a long-term basis under its revolving credit facility. This treatment results in the table reflecting earlier payment for these obligations than as disclosed in the notes to consolidated financial statements.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 747-6500.

Sincerely,

/s/ Michael Dinkins
Michael Dinkins

Executive Vice President and Chief Financial Officer

Exhibit A – Company Timeline

1999

May – Vaughan named as COO (became President in 2000). Rogal is CEO.

2003

May – Vaughan named as CEO

June – Excess & Surplus leader appointed with focus on establishing and growing Excess and Surplus segment

August – Lockhart named as President and COO. Functions as Domestic Retail segment leader.

2004

September	– Crowley named National Director for Property/Casualty to provides sales support across Domestic Retail segment and oversee newly created national resource groups.

2005

May – Lockhart resigned from HRH

October – Crowley named President. Functions as Domestic Retail segment leader.

November – Beard named National Director for Property/Casualty

2007

January – Glencairn Group Limited (“Glencairn”) acquired in the United Kingdom (“UK”)

  – Other UK entities will be integrated into Glencairn